                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  ----------

                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             QUALITY DINING, INC.

            (Exact name of Registrant as specified in its charter)


         Indiana                                          35-1804902
-----------------------------                  -------------------------
(State of incorporation or organization)       (IRS Employer Identification No.)

                           4220 Edison Lakes Parkway
                           Mishawaka, Indiana 46545

              (Address of principal executive offices) (Zip Code)

                                ---------------

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                  Name of each exchange on which
     to be so registered                  each class is to be registered
     --------------------                 -------------------------------

           None                                          None

Securities to be registered pursuant to Section 12(g) of the Act:

                   Rights to Purchase Series B Participating
                 Cumulative Preferred Stock, without par value
                         ----------------------------
                               (Title of Class)



Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

          Pursuant to a Rights Agreement (the "Rights Agreement") dated as of March 27, 1997, between Quality Dining, Inc. (the "Company") and KeyCorp Shareholder Services, Inc., as Rights Agent (the "Rights Agent"), the Company's Board of Directors declared a dividend of one right (a "Right") to purchase one one-hundreth share of the Company's Series B Participating Cumulative Preferred Stock (the "Preferred Shares") for each outstanding share of Common Stock, without par value (the "Common Stock"), of the Company. The dividend is payable on or about April 11, 1997 (the "Record Date") to stockholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company one one-hundreth of a Preferred Share at an exercise price of $75 (the "Purchase Price"), subject to adjustment.

          This summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement is attached as
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Exhibit 1 to this Registration Statement and is incorporated herein by reference; capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Rights Agreement.

The Rights
----------

          The Rights will not be exercisable until the Distribution Date (defined below) and will expire on the tenth annual anniversary of the Rights Agreement (the "Expiration Date"), unless earlier redeemed by the Company. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends with respect to the Rights or the Preferred Shares relating thereto.

Distribution Date
-----------------

          Under the Rights Agreement, the Distribution Date is the earlier of
(i) such time as the Company learns that a person or group (including any affiliate or associate of such person or group) has acquired, or has obtained the right to acquire, beneficial ownership of more than 15% of the outstanding shares of Common Stock or that a person or group currently owning more than 15% of the outstanding shares of Common Stock acquires more shares without prior approval of the Board (such person or group being an "Acquiring Person"), unless such provisions exempting certain persons from the definition of Acquiring Person apply, and (ii) the close of business on such date, if any, as may be designated by the Board of Directors of the Company following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for more than 15% of the outstanding shares of Common Stock. Any person or group (or any affiliate or associate of such person or group) that acquires more than 15% of the outstanding shares of Common Stock pursuant to a transaction that is approved in advance by the Board of Directors is not an Acquiring Person, nor are any persons or groups that own 15% on the date of the Rights Agreement with respect to the Common Stock then owned. However, acquisition of any additional shares of Common Stock (other than with the prior approval of the Board or pursuant to employee benefit and compensation plans, gifts or operations of law) would make such persons or groups an Acquiring Person. A person or group (or any affiliate or associate of such person or group), however, that inadvertently acquires more than 15% of the outstanding shares of Common Stock will not be deemed to be an Acquiring Person provided that such person or group reduces the percentage of beneficial ownership to less than 15% of the outstanding shares of Common Stock by the close of business on the fifth business day after notice that such person's or group's ownership interest exceeds 15% of the outstanding shares of Common Stock. Such person or group will be deemed to be an Acquiring Person at the end of such five business day period absent such reduction.

Evidence of the Rights
----------------------

          Until the Distribution Date, the Rights will be evidenced by the certificates for Common Stock registered in the names of the holders thereof (which certificates for Common Stock will also be deemed to be Right Certificates, as defined below) rather than separate Right Certificates. Therefore, on and after the issuance of the Rights and until the Distribution Date, the Rights will be transferred with and only with the Common Stock and each transfer of Common Stock also will transfer the associated Rights. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of Record of the Common Stock as of the close of business on the Distribution Date (and to each initial record holder of certain Common Stock originally issued after the Distribution Date), and such separate Right Certificates alone will thereafter evidence the Rights.

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Adjustments
-----------

          The number of Preferred Shares or other securities issuable upon exercise of the Rights, the Purchase Price, the Redemption Price (as defined below) and the number of Rights associated with each share of Common Stock are all subject to adjustment from time to time in the event of any change in the Common Stock or the Preferred Shares, whether by reason of stock dividends, stock splits, recapitalizations, mergers, consolidations, combinations or exchanges of securities, split-ups, split-offs, spin-offs, liquidations, other similar changes in capitalization or any distribution or issuance of cash, assets, evidences of indebtedness or subscription rights, options or warrants to holders of Common Stock or Preferred Shares.

          The Company may, but is not required to, issue fractions of Rights or distribute Rights Certificates which evidence fractional Rights. In lieu of such fractional Rights, the Company may make a cash payment based on the market price of such Rights. In addition, the Company may, but is not required to, issue fractions of shares upon the exercise of the Rights or distribute certificates which evidence fractional Preferred Shares. In lieu of fractional Preferred Shares, the Company may utilize a depository arrangement as provided by the terms of the Preferred Shares and, in the case of factions other than one-hundredths (1/100ths) of a Preferred Share or integral multiples thereof, may make a cash payment based on the market price of such shares.

Triggering Event and Effect of Triggering Event
-----------------------------------------------

          At such time as there is an Acquiring Person, the Rights will entitle each holder (other than such Acquiring Person) of a Right to purchase, for the Purchase Price, that number of one one-hundredth (1/100ths) of a Preferred Share equivalent to the number of shares of Common Stock that at the time of such event would have a market value of twice the Purchase Price.

          In the event the Company is acquired in a merger or other business combination by an Acquiring Person or an affiliate or associate of an Acquiring Person that is a publicly traded corporation or 50% or more of the Company's assets or assets representing 50% of more of the Company's revenues or cash flow are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person or an affiliate or associate of an Acquiring Person that is a publicly traded corporation, each Right will entitle its holder (subject to the next paragraph) to purchase, for the Purchase Price, that number of common shares of such corporation that at the time of the transaction would have a market value of twice the Purchase Price. In the event the Company is acquired in a merger or other business combination by an Acquiring Person or an affiliate or associate of an Acquiring Person that is not a publicly traded entity or 50% or more of the Company's assets or assets representing 50% or more of the Company's revenues or cash flow are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person or an affiliate or associate of an Acquiring Person that is not a publicly traded entity, each Right will entitle its holder (subject to the next paragraph) to purchase, for the Purchase Price, at such holder's option,
(i) that number of shares of the surviving corporation in the transaction with such entity (which surviving corporation could be the Company) that at the time of the transaction would have a book value of twice the Purchase Price, (ii) that number of shares of the Principal Party in the transaction (as defined in the Rights Agreement, and which may include the ultimate parent of the surviving corporation) that at the time of the transaction would have a book value of twice the Purchase Price or (iii) if such entity has an affiliate that has publicly traded common shares, that number of common shares of such affiliate that at the time of the transaction would have market value of twice the Purchase Price.

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          Any Rights that are at any time beneficially owned by an Acquiring
Person (or any affiliate or associate of an Acquiring Person) will be null and void and nontransferable and any holder of any such Right (including any purported transferee or subsequent holder) will be unable to exercise or transfer any such Right.

Redemption
----------

          At any time prior to the earlier of (i) such time as a person or group becomes an Acquiring Person and (ii) the Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price (in cash or Common Stock or other securities deemed by such Board of Directors to be at least equivalent in value) of $0.01 per Right (which amount will be subject to adjustment as provided in the Rights Agreement) (the "Redemption Price"). Immediately upon the action of such Board of Directors ordering the redemption of the rights, and without any further action and without any notice, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. Within 10 business days after such action of a Board of Directors, the Company will give notice of such redemption to the holders of the then outstanding Rights by mail. Each such notice of redemption will state the method by which payment of the Redemption Price will be made.

          In addition, at any time after there is an Acquiring Person, the Board of Directors may elect to exchange each Right (other than Rights that have become null and void and nontransferable as described above) for consideration per Right consisting of one-half of the securities that would be issuable at such time upon exercise of one Right pursuant to the terms of the Rights Agreement.

Amendment
---------

          Prior to the Distribution Date, the Company may, without the approval of any holder of any Rights, supplement or amend any provision of the Rights Agreement (including, without limitation, the date on which the Distribution Date will occur, the definition of Acquiring Person, the time during which the Rights may be redeemed or the terms of the Preferred Shares), except that no supplement or amendment will be made that reduces the Redemption Price (other than pursuant to certain adjustments therein) or provides for an earlier Expiration Date. From and after the Distribution Date and subject to applicable law, the Company may amend the Rights Agreement without the approval of any holders of Right Certificates, (i) to cure any ambiguity or to correct or supplement any provision contained in the Rights Agreement that may be defective or inconsistent with any other provision of the Rights Agreement or (ii) to make any other provisions that the Company may deem necessary or desirable and that will not adversely affect the interests of the holders of Right Certificates (other than an Acquiring Person or an affiliate or associate of an Acquiring Person). Any supplement or amendment adopted during any period after any person or group has become an Acquiring Person but prior to the Distribution Date will be null and void unless such supplement or amendment could have been adopted under the prior sentence from and after the Distribution Date.

Terms of the Preferred Shares
-----------------------------

          The Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to receive (i) preferential quarterly dividends of $.01 per share, less dividends received pursuant to the following clause (ii) (but not less than zero) and (ii) cash and in-kind dividends of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment equal to

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the accrued dividends thereon plus the greater of (i) $.01 per share or (ii) 100 times the per-share amount to be distributed to the holders of shares of the Common Stock; provided, however, that the amount paid will not exceed $100, plus accrued dividends. Each Preferred Share will have 100 votes, voting together with the Common Stock, plus additional voting rights in the election of directors when the equivalent of six quarterly dividends are in default. In the event of any merger, consolidation, or other transaction in which the shares of Common Stock are changed or exchanged, each share of Preferred will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary anti-dilution provisions.

          Because of the nature of the dividend, liquidation, and voting rights of the Preferred Shares, the value of the one one-hundreth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

Certain Anti-takeover Effects
-----------------------------

          The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company, in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company's Board of Directors and its stockholders of any real opportunity to determine the destiny of the Company. Further, such tactics can operate to unfairly pressure stockholders, force them out of their investment, and deprive them of the full value of their shares. The Rights have been declared by the Board in order to deter such tactics.

          The Rights are not intended to prevent a takeover of the Company and will not do so. The Rights may be redeemed by the Company at $0.01 per Right at any time before the accumulation of 15% or more of the Company's shares by a single acquiror or group. Further, any such person who accumulates a 15% stake as the result of a transaction or transactions approved in advance by the Board of Directors will not be deemed an Acquiring Person, who could trigger the exercise of the Rights. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

          However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights. As a result, while the Rights may provide the Board with leverage to obtain a higher price from a potential acquiror, they also may prevent or deter offers not approved by the Board, and therefore deprive stockholders, without providing them with the opportunity to vote thereon, of the benefits of offers that may be at a higher price than the current market price of the Company's Common Stock.

          Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, and should not be taxable to the Company or to its shareholders.

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Item 2.  EXHIBITS.

         The following exhibits are filed as a part of this Registration Statement.

     EXHIBIT NO.        DESCRIPTION
     -----------        -----------

     3-A    (i)   Restated Articles of Incorporation of Registrant

            (ii) Amendment to Registrant's Restated Articles of Incorporation establishing the Series A Convertible Cumulative Preferred Stock of Registrant

            (iii) Amendment to Registrant's Restated Articles of Incorporation
                  establishing the Series B Participating Cumulative Preferred Stock of the Registrant

     3-B    By-Laws of Registrant, as amended to date


     10-AO Rights Agreement, dated as of March 27, 1997, by and between Quality Dining, Inc. and KeyCorp Shareholder Services, Inc., with exhibits



                                   SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                       QUALITY DINING, INC.

Date:  April 1, 1997
     --------------------


                                       By:  /s/ David M. Findlay
                                            ---------------------------
                                            David M. Findlay
                                            Senior Vice President - Finance



                                 EXHIBIT INDEX
                                 -------------

     EXHIBIT NO.        DESCRIPTION
     -----------        -----------

     3-A    (i)   Restated Articles of Incorporation of Registrant

            (ii) Amendment to Registrant's Restated Articles of Incorporation establishing the Series A Convertible Cumulative Preferred Stock of Registrant

            (iii) Amendment to Registrant's Restated Articles of Incorporation
                  establishing the Series B Participating Cumulative Preferred Stock of the Registrant

     3-B    By-Laws of Registrant, as amended to date

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     10-AO   Rights Agreement, dated as of March 27, 1997, by and between
             Quality Dining, Inc. and KeyCorp Shareholder Services, Inc., with exhibits

                                      -7-